UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”): Brazilian Distribution Company

B. (1) This is

     an original filing for the Filer

     an amended filing for the Filer

    (2)  Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Brazilian Distribution Company

Form type:	CB

File Number (if known):

Filed by:	Brazilian Distribution Company

Date Filed (if filed concurrently, so indicate):	July 8, 2009 (concurrently)

D. The Filer is incorporated or organized under the laws of the Federative Republic of Brazil and has its principal place of business at Avenida Brigadeiro Luiz Antonio, no. 3,142, CEP 01402-901, São Paulo, SP, Brazil; telephone: +55-11-3886-0421.

E. The Filer designates and appoints CT Corporation (“Agent”) located at 111 Eighth Avenue, New York, New York, 10011; telephone: 212 590-9332, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or  respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United  States or of any of its territories or possessions or of the District of Columbia, where the investigation,  proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be  made in connection with the securities registered or qualified by the Filer on Form CB filed concurrently  with this Form F-X or any purchases or sales of any security in connection therewith; (ii) the securities in  relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of  such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are  made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in  relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939.

The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil this 8th day of July, 2009.

Filer: Brazilian Distribution Company

By: /s/ Enéas César Pestana Neto
Name: Enéas César Pestana Neto
Title: Administrative Director

By: /s/ Daniela Sabbag
Name: Daniela Sabbag
Title: Investor Relations Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation, as Agent for Service of Process for Brazilian Distribution Company.

By: /s/ Joanne McCarthy
Name: Joanne McCarthy
Title: Department Manager

July 8, 2009